            Exhibit 4.1

THIRD AMENDMENT TO
RIGHTS AGREEMENT

This THIRD AMENDMENT TO RIGHTS AGREEMENT (the “Amendment”) is entered into as of August 14, 2009 between Tier Technologies, Inc., a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company, a New York corporation, as Rights Agent (the “Rights Agent”).

W I T N E S S E T H

WHEREAS, the Company and the Rights Agent entered into a Rights Agreement dated January 10, 2006 (the “Original Agreement”);

WHEREAS, on July 12, 2007, the Company and the Rights Agent amended the Original Agreement to modify the definition of “Acquiring Person” set forth therein and to make a corresponding modification to Section 3(a), in each case so as to increase the 10% threshold described in those provisions to a 15% threshold (the “First Amendment”);

WHEREAS, on February 23, 2009, the Company and the Rights Agent amended the Original Agreement, as amended by the First Amendment, to modify the definition of “Acquiring Person” set forth therein and to make a corresponding modification to Section 3(a), in each case so as to increase the 15% threshold described in those provisions to a 25% threshold (the “Second Amendment”); and

WHEREAS, the Company and the Rights Agent wish to further amend the Original Agreement, as amended by the First Amendment and the Second Amendment, to change the definition of “Final Expiration Date” from the close of business on January 10, 2016 to the close of business on August 14, 2009;

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

           1.           Section 1(s) of the Original Agreement, as amended by the First Amendment and the Second Amendment, shall be deleted in its entirety and the following Section 1(s) shall be substituted therefor:

(s) “Final Expiration Date” shall mean the close of business on August 14, 2009.

2.           Exhibit B and Exhibit C to the Rights Agreement entitled “Form of Right Certificate” and “Summary of Rights to Purchase Preferred Shares,” respectively, are hereby amended to replace the words “January 10, 2016” with the words “August 14, 2009” in all places where such words appear.

           3.           This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

4.           This Amendment shall for all purposes be governed by and construed in accordance with the laws of Delaware applicable to contracts made and to be performed entirely within Delaware.

IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to Rights Agreement to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

ATTEST:	TIER TECHNOLOGIES, INC.
By: /s/ Keith S. Omsberg	By: /s/ Ronald L. Rossetti
Name: Keith S. Omsberg	Name: Ronald L. Rossetti
Title: Vice President, General Counsel and	Title: Chief Executive Officer and Chairman
Secretary	of the Board of Directors

ATTEST:	AMERICAN STOCK TRANSFER & TRUST COMPANY
By: /s/ Susan Silber	By: /s/ Herbert J. Lemmer
Name: Susan Silber	Name: Herbert J. Lemmer
Title: Assistant Secretary	Title: Vice President